REG TECHNOLOGIES INC.
(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) July 31, 2011

Responsibilities for Financial Statements

The accompanying financial statements for Reg Technologies Inc. (the “Company”) have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”). These consolidated financial statements, which are the responsibility of management, are unaudited and have not been reviewed by the Company’s auditors. Management believes the consolidated financial statements are free of material misstatement and present fairly, in all material respects, the financial position of the Company as at July 31, 2011 and the results of its operations and its cash flows for the three months ended July 31, 2011.

Reg Technologies Inc.
(A Development Stage Company)
Interim Consolidated Statements of Financial Position
(Unaudited)
(Expressed in Canadian Dollars)

	As at	As at	As at
	31 July	30 April	1 May
	2011	2011	2010
	$	$	$
Assets

Current
Cash	49,172	88,684	364
HST and GST receivable	14,979	14,926	9,882
Prepaid expenses	1,416	81,052	1,416
Due from related parties (Note 8)	11,790	8,490	28,455
Advances to equity accounted investee (Note 6)	951,041	865,607	585,859
	1,028,398	1,058,759	625,976
Reclamation bond	7,700	-	-
Equipment (Note 5)	1,545	2,169	3,346
Mineral Property (Note 7)	234,928	232,953	-

	1,272,571	1,293,881	629,322
Liabilities

Current
Bank indebtedness	-	-	494
Accounts payable and accrued liabilities	100,296	105,912	57,861
Due to related parties (Note 8)	47,327	218,878	146,741
Income taxes payable	-	-	10,317
Share subscription payable (Note 10)	-	-	58,877
Convertible debt (Note 11)	14,663	19,368	-
Financial instrument liability (Note 10)	16,204	35,917	135,816
	178,490	380,075	410,106

Shareholders’ equity
Share Capital (Note 4)	12,600,704	12,372,889	12,082,039
Subscription received (Note 4)	304,700	289,200	-
Warrants (Note 4)	275,499	237,714	245,518
Contributed Surplus	9,488,761	9,441,987	9,270,884
Equity component of convertible debt (Note 11)	6,178	8,485	-
Non-controlling interest	184,842	188,756	-
Deficit	(21,766,603)	(21,625,225)	(21,379,225)

	1,094,081	913,806	219,216

	1,272,571	1,293,881	629,322

Nature and Continuance of Operations (Note 1)
Commitments (Note 9)
Subsequent events (Note 13)

On behalf of the Board:

“John Robertson”	Director	“James L. Vandeberg"	Director
John Robertson		James L. Vandeberg

The accompanying notes are an integral part of these consolidated financial statements.
(1)

Reg Technologies Inc.
(A Development Stage Company)
Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
(Unaudited)
(Expressed in Canadian Dollars)

	For the three	For the three
	months ended	Months ended
	July 31,	July 31,
	$2011	$2010
Expenses
Amortization	624	615
Interest	1,873	955
Shareholder communication	17,195	12,462
Consulting fees	7,486	3,787
Foreign exchange loss	8,629	541
Management and directors’ fees (Note 8)	26,012	13,050
Office expenses	6,572	5,763
Professional fees	13,979	16,168
Research and development	59,147	33,957
Rent and utilities (Note 8)	1,818	1,677
Transfer agent and filing fees	10,756	3,798
Travel and promotion	745	-
Wages and benefits	10,169	6,870
Loss before other items and income taxes	(165,005)	(99,643)
Other income Unrealized gain on financial instrument liability	19,713	37,745
Net and comprehensive loss	(145,292)	(61,898)
Non-controlling interest	3,914	-
Net and comprehensive loss after non-controlling
interest	(141,378)	(61,898)
Loss per share – basic and diluted	(0.00)	(0.00)
Weighted average number of common shares
outstanding – basic and diluted	31,880,027	28,369,856

The accompanying notes are an integral part of these consolidated financial statements.
(2)

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in Canadian Dollars)

	For the three	For the three
	months ended	months ended
	July 31,	July 31,
	2011	2010
	$	$

Cash flows used in operating activities
Net loss	(141,378)	(61,898)
Adjustments to reconcile loss to net cash used by operating activities:
Amortization	624	615
Accrued interest	1,473	622
Unrealized gain loss on financial instrument liability	(19,713)	(37,745)
Changes in non-cash working capital items:
Bank indebtedness	-	74
GST and interest receivable	(53)	1,541
Prepaid expenses	79,636	-
Due from related parties	(3,300)	4,874
Accounts payable and accrued liabilities	(5,616)	14,247
Due to related parties	(171,551)	47,223
Non-controlling interest	(3,914)	-

	(263,792)	(30,447)

Cash flows provided by (used in) investing activities
Reclamation bond	(7,700)	-
Mineral property	(1,975)	-
Advances to equity accounted investee	(85,434)	(92,686)
Proceeds on sale of investee’s shares and warrants	-	57,857
Net cash from disposition of assets	-	15,000

	(95,109)	(19,829)

Cash flows provided by financing activities
Proceeds from private sale of REGI shares
Proceeds from issuance of convertible loan	-	50,000
Proceeds from share subscriptions	20,000	-
Proceeds from share issuances, net of issuance costs	299,389	-
	319,389	50,000

Decrease in cash	(39,512)	(276)
Cash, beginning	88,684	364
Cash, ending	49,172	88

Supplemental Disclosures
Interest paid	400	333
Income taxes paid	-	-
The accompanying notes are an integral part of these consolidated financial statements.
(3)

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in Canadian Dollars)

										Non-			Total
	Common	Common Subscription				Contributed			Convertible	controlling			Shareholders’
	Shares	Shares		Received		Surplus	Warrants		Debt	Interest	Deficit		Equity
	#	$		$		$	$		$	$	$		$

Balance – April 30, 2009	25,713,927		11,800,964		–	9,252,803		167,540	–	–		(20,924,323)	296,984
Shares issued for cash	2,655,929		281,075		–	–		94,711	–	–		–	375,786
Stock-based	–		–		–	1,348		–	–	–		–	1,348
compensation
Expiration of warrants	–		–		–	16,733		(16,733)	–	–		–	–
Net loss	–		–		–	–		–	–	–		(454,902)	(454,902)
									–	–
Balance – April 30 and	28,369,856		12,082,039		–	9,270,884		245,518	–	–		(21,379,225)	219,216
May 1, 2010
Equity component of
convertible debt	–		–		–	–		–	8,485	–		–	8,485
Net loss	–		–		–	–		–	–	–		(61,898)	(61,898)

Balance – July 31, 2010	28,369,856		12,082,039		–	9,270,884		245,518	8,485	–		(21,441,123)	165,803
Warrants exercise	460,929		108,610		–			(16,424)	–	–		–	92,186
Shares issued for cash	1,894,333		182,240		–			89,947	–	–		–	272,187
Warrants expiration	–		–		–	150,807		(150,807)	–	–		–	-
Warrants extension	–		–		–			69,480	–	–		–	69,480
Option vested	–		–		–	20,296		–	–	–		–	20,296
Subscription received	–		–		289,200	–		–	–	–		–	289,200
Non-controlling interest	–		–		–	–		–	–	200,000		–	200,000
Net loss	–		–		–	–		–	–	(11,244)		(184,102)	(195,346)

Balance – April 30, 2011	30,725,118		12,372,889		289,200	9,441,987		237,714	8,485	188,756		(21,625,225)	913,806
Shares issued for cash	2,043,300		227,815		(4,500)	–		76,074	–	–		–	299,389
Convertible debt renewal	–		–		–	8,485		–	(2,307)	–		–	6,178
Subscription received	–		–		20,000	–		–	–	–		–	20,000
Warrants expiration	–		–		–	38,289		(38,289)	–	–		–	–
Non-controlling interest	–		–		–	–		–	–	(3,914)		–	(3,914)
Net loss	–		–		–	–		–	–	–		(141,378)	(141,378)

Balance – July 31, 2011	32,768,418		12,600,704		304,700	9,488,761		275,499	6,178	184,842		(21,766,603)	1,094,081

The accompanying notes are an integral part of these consolidated financial statements.
(4)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended July 31, 2011 and 2010
(Unaudited)
(Expressed in Canadian Dollars)

1.         Nature and Continuance of Operations

Reg Technologies Inc. (“Reg Tech” or the “Company”) is a development stage company in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand CamTM/Direct Charge Engine and other RandCamTM / RadMax® applications, such as compressors and pumps (the “Technology”). The worldwide marketing and intellectual rights, other than in the U.S., are held by the Company, which as at July 31, 2011 owns 3.38 million shares of REGI U.S, Inc. (“REGI”) (a U.S. public company) representing a 11.75% interest in REGI. REGI owns the U.S, marketing and intellectual rights. The Company and REGI have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology.

In a development stage company, management devotes most of its activities to establishing a new business. Planned principal activities have not yet produced any revenues and the Company has incurred recurring operating losses as is normal in development stage companies. The Company has accumulated losses of $21,766,603 since inception. These factors raise substantial doubt about the Company’s ability to continue as a going-concern. The ability of the Company to emerge from the development stage with respect to its planned principal business activity is dependent upon its successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for its products.

Management is aware that material uncertainties exist, related to current economic conditions, which could adversely affect the Company’s ability to continue to finance its activities. The Company receives interim support from affiliated companies and plans to raise additional capital through debt and/or equity financings. There continues to be insufficient funds to provide adequate working capital to fund ongoing operations for the next twelve months. The Company may also raise additional funds though the exercise of warrants and stock options.

There is no certainty that the Company’s efforts to raise additional capital will be successful. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in normal operations.

2.         Significant Accounting Policies

a) Basis of accounting and principles of consolidation

These interim consolidated financial statements of the Company and its subsidiaries, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). As these consolidated financial statements represent the Company’s initial presentation of its operating results and financial position under IFRS, they were prepared in accordance with International Accounting Standard (“IAS”) 34 (Interim Financial Reporting) and by IFRS 1 (First time Adoption of IFRS). These interim consolidated financial statements have been prepared in accordance with the accounting policies the Company expects to apply to its April 30, 2012 annual financial statements. Those accounting policies are based on the IFRS standards and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations that the Company expects to be applicable at that time. The policies set out below were consistently applied to all the periods presented unless otherwise noted below.

(5)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended July 31, 2011 and 2010
(Unaudited)
(Expressed in Canadian Dollars)

2.         Significant Accounting Policies (Cont’d)

    a)      Basis of accounting and principles of consolidation (Cont’d)

The Company's consolidated financial statements were previously prepared in accordance with Canadian GAAP. Canadian GAAP differs in certain respects from IFRS. In preparing these interim consolidated financial statements, management has amended certain accounting, valuation and consolidation methods previously applied in the Canadian GAAP financial statements to comply with IFRS. The comparative figures for 2010 were restated to reflect these adjustments. Certain information and footnote disclosures which are considered material to the understanding of the Company’s interim consolidated financial statements and which are normally included in annual financial statements prepared in accordance with IFRS are provided in Note 18 along with reconciliations and descriptions of the effects of the transition from Canadian GAAP to IFRS on equity, earnings and comprehensive income.

These interim consolidated financial statements were prepared on a going concern basis, under the historical cost convention, except for the revaluation of certain financial instruments. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

These financial statements include the accounts of the Company, its 80% owned subsidiary Minewest Silver and Gold Inc. (“Minewest”) and its 51% owned subsidiary, Rand Energy Group Inc. (“Rand”), which owns a 2.2% (April 30, 2011 – 2.2%) interest in REGI. The Company also owns a 9.54% (April 30, 2011 – 9.55%) interest in REGI. Prior to April 30, 2008, REGI was considered a controlled subsidiary for consolidation purposes by way of control through an annually renewable voting trusts agreement, with other affiliated companies. This trusts agreement gave the Company 50% control of the voting shares of REGI. The agreement could be cancelled by the President of the 51% owned subsidiary with seven days’ written notice to the affiliated companies. Effective April 30, 2008, the voting trusts agreement was cancelled (Note 6) and consequently the investment in REGI has been accounted for as an equity investment.

All inter-company accounts and transactions have been eliminated on consolidation.

    b)      Investments

Investments in which the Company has the ability to exert significant influence but does not have control are accounted for using the equity method whereby the original cost of the investment is adjusted annually for the Company's share of earnings, losses and dividends during the current year. When the Company’s carrying value in an equity method investee company is reduced to zero, no further losses are recorded in the Company’s consolidated financial statements unless the Company guaranteed obligations of the investee company or has committed additional funding. When the investee company subsequently reports income, the Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.

    c)      Comparative numbers

The comparative numbers have been reclassified, where applicable, in order to conform with the presentation used in the current year.

(6)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended July 31, 2011 and 2010
(Unaudited) (Expressed in Canadian Dollars)

2. Significant Accounting Policies (Cont’d)

d) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the useful life and recoverability of long-lived assets, assumptions used in the determination of the fair value of stock-based compensation, assumptions used in determining the fair value of financial instruments and future income tax asset valuation allowances. Actual results could differ from those estimates. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations and future cash flows would be affected.

e) Equipment

Equipment consists of office furniture and equipment, and computer hardware recorded at cost and amortized on a straight-line basis over a five-year and three-year period, respectively.

f) Research and development costs

The Company carries on various research and development activities to develop its technology.  Research costs are expensed in the periods in which they are incurred.  Development costs that meet all of the criteria to be recognized as an intangible asset, including reasonable expectation regarding future benefits, are capitalized and are amortized over their expected useful lives.  To date the Company has not capitalized any development costs.

g) Mineral property interests

The Company initially records the acquisition of resource property interests, including option payments under purchase agreements at cost which does not necessarily reflect market or recoverable value.  Recoverable value is dependent upon the successful funding and development or sale of the mineral interests and is subject to measurement uncertainty.  Exploration and development expenditures are deferred and capitalized to a property until the project is put into commercial production, sold, abandoned, or when changes in events or circumstances indicate that the carrying value may be impaired. Where a resource property interest is abandoned, the accumulated acquisition and deferred costs relating to that property are written off to operations.
(7)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended July 31, 2011 and 2010
(Unaudited)
(Expressed in Canadian Dollars)

2. Significant Accounting Policies (Cont’d)

h) Long-lived assets and impairment

The carrying values of long-lived assets with fixed or determinable lives are reviewed for impairment whenever events or changes in circumstances indicate recoverable values may be less than carrying amounts. Recoverable value determinations are based on management’s estimates of undiscounted and discounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.  Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting period basis using fair value determinations based on management’s estimate of recoverable value.

i) Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

j) Stock-based compensation

The Company has adopted the fair value method of accounting for all stock-based compensation. The fair value of stock options granted is determined using the Black-Scholes option pricing model.  Stock-based compensation is expensed over the period of vesting and initially credited to contributed surplus. Any consideration paid on the exercise of stock options is credited to share capital. When options are exercised, previously recorded compensation is transferred from contributed surplus to share capital to fully reflect the consideration for the shares issued.

k) Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method for calculating diluted loss per share. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. However, diluted loss per share is not presented where the effects of various conversions and exercise of options and warrants would be antidilutive. Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

(8)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended July 31, 2011 and 2010
(Unaudited)
(Expressed in Canadian Dollars)

2. Significant Accounting Policies (Cont’d)

l) Financial instruments

The Company’s financial instruments consist of cash, accounts receivable, HST and GST receivable, due from related parties, advances to equity accounted investee, accounts payable, amounts due to related parties, share subscription payable, convertible debt and financial instrument liability. Except for the convertible debt, the fair values of these financial instruments approximate their carrying values due to the relatively short-term maturity of these instruments.

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest rate method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income.

The Company classifies cash as held-for-trading, HST and GST receivable, due from related parties, and advances to equity accounted investee as loans and receivables short-term loans, and accounts payable amounts due to related parties, share subscription payable, convertible debt and financial instrument liability as other financial liabilities.

The Company does not use any hedging instruments.

m) Newly adopted standards for the years ended April 30, 2011 and 2010

Business Combination

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements and 1602 – Non-controlling Interests which replace CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.  Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements.  Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time. The Company has early adopted and applied retroactively these sections on May 1, 2010. As a result, the Company treated $7,137,235 in gain due to ownership of net assets resulting from subsidiary shares issued as equity transactions, which previously have been charged to the statements of loss during the prior years.

(9)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended July 31, 2011 and 2010
(Unaudited)
(Expressed in Canadian Dollars)

2. Significant Accounting Policies (Cont’d)

n) New standards and interpretations

A number of new standards, and amendments to standards and interpretations, are not yet effective for the three months ended July 31, 2011, and have not been applied in preparing these unaudited interim consolidated financial statements. The following standards and interpretations have been issued by the International Accounting Standards Board and the International Financial Reporting Interpretations Committees with effective dates relating to the annual accounting periods starting on or after the effective dates as follows:

International
Accounting		Effective
Standards		Date

IAS 12 – Income taxes
In December 2010, IAS 12 Income Taxes was amended to introduce an exception to the existing principle for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value. As a result of the amendments, SIC 21, ‘Income taxes – recovery of revalued non-depreciable assets’, will no longer apply to investment properties carried at fair value. The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC 21, which is withdraw.
January 1, 2012

IFRS 7 - Financial Instruments: Disclosures IFRS 9 - Financial Instruments
In October 2010, IFRS 7 Financial Instruments: Disclosures was amended to provide additional disclosure on the transfer of financial assets including the possible effects of any residual risks that the transferring entity retains.

 In November 2009, as part of the International Accounting Standards (IASB) project to replace International Accounting Standard (IAS) 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9 Financial Instruments, that introduces new requirements for the classification and measurement of financial assets. The standard was revised in October 2010 to include requirements regarding classification and measurement of financial liabilities.
July 1, 2011 January 1, 2013

IFRS 11 - Joint		January 1,
Arrangements	IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC 13, Jointly Controlled Entities – Non-monetary Contributions.	2013

IFRS 12 - Disclosure of Interests in Other Entities
IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles, and off balance sheet vehicles. The standard carries forward existing disclosures and also Introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.
January 1, 2013

(10)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended July 31, 2011 and 2010
(Unaudited)
(Expressed in Canadian Dollars)

2.         Significant Accounting Policies (Cont’d)

    m) New standards and interpretations (Cont’d)

International
Accounting	Effective
Standards	Date

IFRS 13 - Fair Value Measurement
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.
January 1, 2013

IFRS 27 - Separate Financial Statements
As a result of the issue of the new consolidation suite of standards, IAS 27 Separate Financial Statements has been reissued, as the consolidation guidance will now be included in IFRS 10. IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.
January 1, 2013

IFRS 28 - Investments in Associates and Joint Ventures
As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will provided the accounting guidance for investments in associates and to set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The amended IAS 28 will be applied by all entities that are investors with joint control of, or significant influence over, an investee.
January 1, 2013

The extent of the impact of adoption of these standards and interpretations on the consolidated financial statements of the Corporation has not been determined.

3.	Financial Instruments

Foreign exchange risk

The Company is primarily exposed to currency fluctuations relative to the Canadian dollar through expenditures that are denominated in US dollars.  Also, the Company is exposed to the impact of currency fluctuations on its monetary assets and liabilities.

The operating results and the financial position of the Company are reported in Canadian dollars.  Fluctuations in exchange rates will, consequently, have an impact upon the reported operations of the Company and may affect the value of the Company’s assets and liabilities.

The Company currently does not enter into financial instruments to manage foreign exchange risk.

(11)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended July 31, 2011 and 2010
(Unaudited)
(Expressed in Canadian Dollars)

3.    Financial Instruments (Cont’d)

The Company is exposed to foreign currency risk through the following financial assets and liabilities that are denominated in United States dollars:

		Advances to
		Equity
		Accounted
July 31, 2011	Cash	Investee	Accounts Payable
	$17,120	$604,869	$15,947

At July 31, 2011 with other variables unchanged, a +/-10% change in exchange rates would increase/decrease pretax loss by approximately +/- $60,370.

Interest rate and credit risk

The Company has minimal cash balances and no interest-bearing debt. The Company has no significant concentrations of credit risk arising from operations. The Company's current policy is to invest any significant excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts and management believes the risk of loss to be remote. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Receivables consist of goods and services tax due from the Federal Government.  Management believes that the credit risk concentration with respect to receivables is remote.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 13.

Fair Value Measurement

The Company follows a three-level hierarchy for fair value measurements based upon the significance of inputs used in making fair value measurements as follows:

– Level 1 – quoted prices in active markets for identical assets or liabilities.

– Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices).

– Level 3 – inputs for the asset or liability that are not based on observable market data.

At July 31, 2011, all of the financial instruments measured at fair value are included in Level 1 except financial instrument liability and convertible debts, which are in Level 2.

(12)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended July 31, 2011 and 2010
(Unaudited)
(Expressed in Canadian Dollars)

4. Common Stock

Authorized

50,000,000 Common shares without par value 10,000,000 Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares  5,000,000 Class A non-voting shares without par value. Special rights and restrictions apply.

Treasury Shares

At July 31, 2011, Rand owns 217,422 (April 30, 2011 – 217,422) shares of the Company valued at $34,788 that have been deducted from the total shares issued and outstanding.  The number and value of these shares has been deducted from share capital.

Private placements

On January 26, 2010, the Company completed a private placement, whereby it issued 1,012,596 units at $0.15 per unit for proceeds of $151,889. Each private placement unit consisted of one common share and share purchase warrant. Each warrant entitles the holder to purchase one additional share of common stock at a price of $0.20 per share for one year. The fair value of the warrants included in the units was estimated to be $0.04 using the Black-Scholes option pricing model using the following assumptions:  risk free interest rate of 1.17%, expected volatility of 97%, an expected life of 1 year and no expected dividends.  Finders’ fees of $7,050 were paid in connection with the private placement, which are included in share issuance costs. 172,596 of the warrants were exercised during the year ended April 30, 2011 and the expiration date of the remaining 840,000 warrants was extended to July 26, 2011. The value of the extended warrants was estimated at $6,184 using the Black-Scholes option pricing model using the following assumptions:  risk free interest rate of 1.64%, expected volatility of 148.48%, an expected life of 0.5 year and no expected dividends.  The warrants expired on July 26, 2011.

On March 28, 2010, the Company completed a private placement, whereby it issued 1,643,333 units at $0.15 per unit for proceeds of $246,500. Each private placement unit consisted of one common share and share purchase warrant. Each warrant entitles the holder to purchase one additional share of common stock at a price of $0.20 per share for one year. The fair value of the warrants included in the units was estimated to be $0.03 using the Black-Scholes option pricing model using the following assumptions:  risk free interest rate of 0.87%, expected volatility of 99%, an expected life of 1 year and no expected dividends.  Finders’ fees of $12,068 were paid in connection with the private placement, which are included in share issuance costs. 288,333 of the warrants were exercised during the year ended April 30, 2011 and the expiration date of the remaining 1,355,000 warrants was extended to September 24, 2011. The value of the extended warrants was estimated at $63,296 using the Black-Scholes option pricing model using the following assumptions:  risk free interest rate of 1.56%, expected volatility of 145%, an expected life of 0.5 year and no expected dividends.

On April 24, 2011, the Company completed a private placement, whereby it issued 1,894,333 units at $0.15 per unit for proceeds of $284,150. Each private placement unit consisted of one common share and share purchase warrant. Each warrant entitles the holder to purchase one additional share of common stock at a price of $0.20 per share for one year. The fair value of the warrants included in the units was estimated to be $0.07 using the Black-Scholes option pricing model using the following assumptions:  risk free interest rate of 1.69%, expected volatility of 144%, an expected life of 1 year and no expected dividends.  Finders’ fees of $8,500 and other related costs of $3,463 were paid in connection with the private placement, which are included in share issuance costs.

(13)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended July 31, 2011 and 2010
(Unaudited)
(Expressed in Canadian Dollars)

4. Common Stock (Cont’d)

Private Placement (Cont’d)

On June 9, 2011, the Company completed a private placement, whereby it issued 2,043,300 units at $0.15 per unit for proceeds of $306,495. Each private placement unit consisted of one common share and one share purchase warrant. Two half warrants entitle the holder to purchase one additional share of common stock at a price of $0.20 per share for one year.  The fair value of the warrants included in the units was estimated to be $0.10 using the Black Scholes option pricing model using the following assumptions:  risk free interest rate of 1.53%, expected volatility of 144%, an expected life of 1 year and no expected dividends.  Related costs of $2,606 were paid in connection with the private placement, which are included in share issuance costs.

As at July 31, 2011, Minewest received total subscriptions of $304,700. These shares were not issued as at July 31, 2011.

Stock Options

The Company has implemented a stock option plan (the “Plan”) to be administered by the Board of Directors. Pursuant to the Plan, the Board of Directors has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted.  The option price under each option shall be not less than the discounted market price on the grant date.  The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date.

These options have the following vesting schedule: i) Up to 25% of the option may be exercised at any time during the term of the option; such initial exercise is referred to as the “First Exercise”. ii) The second 25% of the option may be exercised at any time after 90 days from the date of First Exercise; such second exercise is referred to as the “Second Exercise”. iii) The third 25% of the option may be exercised at any time after 90 days from the date of Second Exercise; such third exercise is referred to as the “Third Exercise”. iv) The fourth and final 25% of the option may be exercised at any time after 90 days from the date of the Third Exercise. v) The options expire 60 months from the date of grant.

Options granted to consultants engaged in investor relations activities will vest in stages over a minimum of 12 months with no more than 25% of the options vesting in any three-month period.

During the year ended April 30, 2011, the Company recorded stock-based compensation of $20,296 (2010 - $1,348) as a general and administrative expense.

On April 19, 2010, the Company granted 50,000 stock options from the Plan a consultant exercisable at $0.21 per share, up to April 19, 2015. The fair value of options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 2.74%, expected volatility of 102%, an expected option life of 5 years and no expected dividends.  The weighted average fair value of options granted was $0.11 per option. The Company recognized $1,348 as stock-based compensation in relation to this grant, with $4,044 to be recognized in future accounting periods as the options continue to vest.
(14)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended July 31, 2011 and 2010
(Unaudited)
(Expressed in Canadian Dollars)

4. Common Stock (Cont’d)

Stock Options (Cont’d)

On October 21, 2010, the Company granted 750,000 stock options from the Plan to a director of the Company exercisable at $0.14 per share, up to October 21, 2015.  The fair value of options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 1.72%, expected volatility of 106%, an expected option life of 5 years and no expected dividends.  The weighted average fair value of options granted was $0.11 per option. During the year ended April 30, 2011 the Company recognized $20,296 as stock-based compensation in relation to this grant, with $60,888 to be recognized in future accounting periods as the options continue to vest.

As at April 30 and July 31 2011, the Management believes that it is not probable that any options would vest except the first 25% of the options that vested immediately upon grant, therefore only the fair value of the first 25% of the options that vested immediately were charged to the consolidated statements of loss and comprehensive loss during the periods they were granted.

The following is a summary of options activities during the three months ended July 31, 2011 and the year ended April 30, 2011. No options were granted or vested during the three months ended July 31, 2011.

		Weighted
		average
	Number of	exercise
	options	price
		$
Outstanding at April 30, 2010	1,575,000	0.30
Expired	(750,000)	0.30
Granted	750,000	0.14
Outstanding at April 30, 2011	1,575,000	0.30
Forfeited, unexercised	(50,000)	0.40
	1,525,000	0.30

The following options were outstanding at July 31, 2011:

Expiry Date	Exercise	Number	Remaining
	price	of options	contractual life
			(years)
	$
August 1, 2013	0.40	350,000	2.21
April 22, 2014	0.21	375,000	2.73
April 19, 2015	0.21	50,000	3.72
October 21, 2015	0.14	750,000	4.23
Options Outstanding		1,525,000
Options Exercisable		381,070

(15)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended July 31, 2011 and 2010
(Unaudited)
(Expressed in Canadian Dollars)

4. Common Stock (Cont’d)

Share Purchase Warrants

The following is a summary of warrant activities during the three months ended July 31, 2011 and the year ended April 30, 2011:

		Weighted
		average
	Number of	exercise
	warrants	price
		$
Outstanding at April 30, 2010	3,971,097	0.33
Expired	(1,315,168)	0.60
Exercised	(460,929)	0.20
Issued	1,894,333	0.20
Outstanding at April 30, 2011	4,089,333	0.20
Expired	(840,000)	0.20
Issued	1,063,300	0.20
Outstanding at July 31, 2011	4,312,633	0.20

The following warrants were outstanding at April 30, 2011:

Expiry Date	Exercise	Number
	price	of warrants
		$
September 24, 2011	0.20	1,355,000
February 24, 2012	0.20	1,894,333
June 9, 2012	0.20	1,063,300
Warrants Outstanding		4,312,633

5. Equipment

		Accumulated	2011
July 31, 2011	Cost	Amortization	Net
Computer hardware	$8,323	$7,369	$954
Office furniture and equipment	8,849	8,258	591
Total	$17,172	$15,627	$1,545

		Accumulated
April 31, 2011	Cost	Amortization	Net
Computer hardware	$8,323	$7,187	$1,136
Office furniture and equipment	8,849	7,816	1,033
Total	$17,172	$15,003	$2,169

(16)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended July 31, 2011 and 2010
(Unaudited)
(Expressed in Canadian Dollars)

6. Equity Accounted Investee

The Company’s investment in REGI has been reduced to $nil as the Company’s share of past losses exceeded the carrying value of the investment in REGI.

At July 31, 2011, the Company is owed an aggregate of $951,041 (April 30, 2011 -$865,607) by REGI. The amounts owed are unsecured, non-interest bearing and due on demand.

During the year ended April 30, 2011, the Company recognized a gain of $102,966 (2010 – $142,815) relating to the sale of 458,300 (2010 – 621,725) of shares of REGI by the Company and Rand.

7. Mineral property, Minewest and Asset Transfer Agreement

On July 20, 2010 the Company signed an asset transfer agreement with its newly incorporated subsidiary, Minewest, a private company incorporated in British Columbia for the purpose of acquiring and exploring mineral properties. In accordance with the agreement the Company transfers its 100% ownership in its undivided 45% interest subject to a 5% net smelter return in 33 mining claims situated in the Tootsee River area in the Province of British Columbia for following consideration:

– Cash payment of $25,000 on or before August 15, 2010 (paid); and
– Issuance of 8,000,000 shares of Minewest voting common shares (issued).

Effective December 15, 2010 Minewest signed a purchase agreement with Rapitan Resources Inc. ("Rapitan"), wherein Minewest purchased 100% of Rapitan’s 25% interest in the Silverknife property for the following consideration:

– Cash payment of $10,000 (paid); and
– Issuance of 2,000,000 shares of common stocks of Minewest (issued).

As at July 31, 2011, Minewest has incurred acquisition costs of $210,000 (April 30, 2011 - $210,000) and exploration expenditures of $24,928 (April 30, 2011 -$22,953) consisting of geological consulting fees of $19,286 (April 30, 2011
- $17,311) and mineral claim renewal of $5,642 (April 30, 2011 - $5,642) on the Silverknife property.

8. Related Party Transactions

At July 31, 2011, the Company is owed an aggregate of $11,790 (April 30, 2011 -$8,490) by related parties and owed an aggregate of $47,327 (April 30, 2011 - $218,878) to related parties.  The amounts owed are unsecured, non-interest bearing and due on demand.  These parties are companies that the President of the Company controls or significantly influences.

During the three month period ended July 31, 2011, rent of $1,818 (2011 - $1,677) incurred with a company having common officers and directors.

During the three month period ended July 31, 2011, management fees of $7,500 (2011 -$7,500) were paid to a company having common officers and directors.

During the three month period ended July 31, 2011, research and development costs of $18,750 (2010 - $18,750) were paid to a company having common officers and directors.

(17)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended July 31, 2011 and 2010
(Unaudited)
(Expressed in Canadian Dollars)

8. Related Party Transactions (Cont’d)

During the three month period ended July 31, 2010, administrative and management fees, included in miscellaneous office expenses, of $1,712 (2011 -$4,470) and directors’ fees of $3,000 (2011 - $3,000) were paid to officers, directors and companies controlled by officers and directors for services rendered.

The above transactions were in the normal course of operations and are recorded at their exchange amounts.

9. Commitments

a)	In connection with the acquisition of Rand, the Company has the following royalty obligations:

i)
A participating royalty is to be paid based on 5% of all net profits from sales, licenses, royalties or income derived from the patented technology, to a maximum amount of $10,000,000.  The participating royalty is to be paid in minimum annual instalments of $50,000 per year beginning on the date the first revenues are derived from the license or sale of the patented technology.

ii)
Pursuant to a letter of understanding dated December 13, 1993, between the Company and REGI (collectively called the grantors) and West Virginia University Research Corporation (“WVURC”), the grantors have agreed that WVURC shall own 5% of all patented technology and will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

iii)	A 1% net profit royalty will be payable to a director on all U.S. – based sales.

b)	The Company is committed to fund 50% of the further development of the Rand CamTM/Direct Charge Engine Technology.

c)	On November 1, 2010, the Company extended the office lease agreement for one additional year for a total of $13,185.

10. Financial Instrument Liability

Rand’s private sales of REGI shares

On November 9, 2009, Rand sold 238,000 units at US$0.25 per unit consisting one common share of REGI and one share purchase warrant entitling the holder to purchase one additional share of REGI at US$0.35 per share expiring November 9, 2010. The warrants expired on November 9, 2010.

During March, 2010, 163,000 warrants issued in March, 2009 were exercised at US$0.35 per share of REGI shares and the additional 163,000 shares of REGI were sold by Rand for total proceeds of $58,877(US$57,050). These shares were transferred by Rand to the purchasers on May 4, 2010.

On March 12, 2010, 1,101,933 warrants issued on March 12, 2009 expired, of which 894,333 warrants were extended for one year expiring March 12, 2011. The fair value of the extended warrants on March 12, 2010 was determined using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 0.15%, expected volatility of 117%, an expected option life of 1 year and no expected dividends. These warrants expired on March 12, 2011.

(18)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended July 31, 2011 and 2010
(Unaudited)
(Expressed in Canadian Dollars)

10. Financial Instrument Liability (Cont’d)

Black-Scholes Option-Pricing Model Assumptions

The fair value of each warrant issued was calculated using the Black-Scholes option-pricing model with the following assumptions:

July 31, 2011		April 30, 2011
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	207.36%	207.57%
Risk-free interest rate	1.39%	1.67%
Expected life of warrants (years)	1.76 – 1.77	1.91 – 2.02

Reg Tech’s private sales of REGI shares

On November 9, 2009, Reg Tech sold 280,000 units (2009 – nil units) at $0.25 per unit consisting one common share of REGI and one share purchase warrant entitling the holder to purchase one additional share of REGI at $0.35 per share expiring November 9, 2010. The warrants expired on November 9, 2010.

The warrants are a derivative, and the proceeds on the sale of the units were bifurcated between the fair value of the common shares and the share purchase warrants.  The proceeds allocated to the warrants were $21,304 (2009 - $nil) upon issuance.  The fair value of the warrants at the closing date was determined using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 0.31%, expected volatility of 121%, an expected option life of 1 year and no expected dividends. The fair value of the warrants at April 30, 2010 was determined at $21,373 using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 0.24%, expected volatility of 121%, an expected option life of 0.53 year and no expected dividends.

On October 6, 2010, Reg Tech sold 295,300 units $0.25 per unit consisting one common share of REGI and one share purchase warrant entitling the holder to purchase one additional share of REGI at $0.30 per share expiring October 5, 2011.

The warrants are a derivative, and the proceeds on the sale of the units were bifurcated between the fair value of the common shares and the share purchase warrants.  The proceeds allocated to the warrants were $32,377 upon issuance. The fair value of the warrants at the closing date was determined using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 1.21%, expected volatility of 222.74%, an expected option life of 1 year and no expected dividends. The fair value of the warrants at July 31, 2011 was determined at $6,709 (April 30, 2011 -$20,923) using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 0.91%, expected volatility of 214%, an expected option life of
0.18 year and no expected dividends.

As at July 31, 2011 and April 30, 2011 the details of the share purchase warrants are as follows:

Closing date of sale	# of warrants	Exercise price		Expiry date
March 27, 2008	80,000	US$	1.50	March 27, 2013
May 6, 2008	40,000	US$	1.50	May 6, 2013
October 5, 2010	295,300	US$	0.30	October 5, 2011

(19)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended July 31, 2011 and 2010
(Unaudited)
(Expressed in Canadian Dollars)

10.	Financial Instrument Liability (Cont’d)
The fair value of the warrants as follows:

		Fair value at		Fair value at
Expiry date	-	April 30, 2011	-	April 30, 2011
March 27, 2013		$6,214		$6,292
May 6, 2013 October 5, 2011		3,281 6,709		3,120 20,923
Total		$16,204		$35,917

11. Convertible Debenture

On June 1, 2010, the Company issued a convertible debenture for total proceeds of $50,000 which bears interests at 8% per annum payable monthly, is unsecured and due one year from date of issuance. The unpaid amount of principal can be converted at any time at the holder’s option into shares of the Company’s common stock at a price of $0.20 per share. The Company has the option to repay principal and accrued interest before the due date with 30 days’ notice.

The fair value of the debt component of the convertible loan was estimated using discounted cash flow at 10% for equivalent debt without the conversion feature.  The fair value of equity component was estimated using Black-Scholes option pricing model with following assumptions:  risk-free interest rate of 1.11%, dividend of 0%, expected life of 1 year and expected volatility of 93%. The debt and equity components of the convertible loans were then measured using the proportional or relative fair value method and were initially recorded at $41,515 and $8,485 respectively.

On February 18, 2011 principal amount of $30,000 was repaid to the debt holder, with loss on early payment of $1,564 recorded as financing cost.

On June 1, 2011, the convertible debenture for total principal of $20,000 matured and renewed to June 1, 2012.  The debenture bears interests at 8% per annum payable monthly and is unsecured. The unpaid amount of principal can be converted at any time at the holder’s option into shares of the Company’s common stock at a price of $0.20 per share.

The fair value of the debt component of the convertible loan was estimated using discounted cash flow at 10% for equivalent debt without the conversion feature.  The fair value of equity component was estimated using Black-Scholes option pricing model with following assumptions:  risk-free interest rate of 1.44%, dividend of 0%, expected life of 1 year and expected volatility of 143%. The debt and equity components of the convertible loans were then measured using the proportional or relative fair value method and were initially recorded at $13,822 and $6,178 respectively.

As at July 31, 2011, $841 interest has been amortized with the renewed debt component carried at amortized cost of $14,663. As at July 31, 2011, interest of $400 has been paid to the lender for the renewed debt.

(20)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended July 31, 2011 and 2010
(Unaudited)
(Expressed in Canadian Dollars)

12. Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its technologies and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. As the Company is in the development stage, its principal source of funds is from the issuance of common shares.

In the management of capital, the Company includes the share capital as well as cash, receivables, related party receivables and advances to equity accounted investee.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and shortterm investments.

The Company expects its capital resources, which include a share offering and the sale of investee shares and warrants, will be sufficient to carry its research and development plans and operations through its current operating period.

The Company is not subject to externally imposed capital requirements and there were no changes in its approach to capital management during the year ended April 30, 2011 and the three months ended July 31, 2011.

13. Subsequent Events

Warrants and options expired

On September 24, 2011, 1,355,000 warrants of the Company exercisable at $0.20 per share into the Company’s common stock have expired, unexercised.

During October, 2011, 50,000 options exercisable at $0.40 per share into the Company’s common stock have been forfeited, unexercised.

Private placement

Reg Tech received $30,000 as subscriptions for 200,000 private placement units at $0.15 per unit, each private placement unit consisting one common share and one share purchase warrant entitling the holder to purchase one additional share of common stock at a price of $0.20 per share for one year.

Minewest received $20,000 as subscriptions for 100,000 common shares of Minewest at a price of $0.20 per share.

(21)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended July 31, 2011 and 2010
(Unaudited)
(Expressed in Canadian Dollars)

14. Transition to IFRS

IFRS 1 First-time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional statement of financial position date with all adjustment to assets and liabilities taken to retained earnings unless certain exemptions are applied.

The Company has applied the following exemptions to its opening statement of financial position dated May 1, 2010:

(a) Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to May 1, 2010.

(b) Cumulative translation differences

IFRS 1 allows a first-time adopter to not comply with the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS. The Company has chosen to apply this election and has eliminated the cumulative translation difference and adjusted retained earnings by the same amount at the date of transition to IFRS. If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will not affect the gain or loss on disposal.

(c) Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of May 1, 2010 are consistent with its Canadian GAAP estimates for that date.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While the first time adoption of IFRS did not have an impact on the total operating, investing or financing cash flows, it has resulted in changes to the Company’s reported financial position and results of operations. In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP consolidated statements of operations and comprehensive income (loss), for the three months ended July 31, 2010 and the year ended April 30, 2011 have been reconciled to IFRS, with the resulting differences explained. In addition, the consolidated statements of financial position as at July 31, 2010 and May 1, 2010 have been reconciled with the resulting differences explained.

(22)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended July 31, 2011 and 2010
(Unaudited)
(Expressed in Canadian Dollars)

14.    Transition to IFRS (Cont’d)

The May 1, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

	May 1, 2010
		IFRS
	Canadian GAAP	Adjustments	IFRS
Assets
Current
Cash	364	-	364
GST and interest receivable	9,882	-	9,882
Prepaid expenses	1,416	-	1,416
Due from related parties	28,455	-	28,455
Advances to equity accounted investee	585,859	-	585,859
	625,976	-	625,976
Equipment	3,346	-	3,346
	629,322	-	629,322
Liabilities
Current
Bank indebtedness	494	-	494
Accounts payable and accrued liabilities	57,861	-	57,861
Due to related parties	146,741	-	146,741
Income taxes payable	10,317	-	10,317
Share subscription payable	58,877	-	58,877
Financial instrument liability	135,816	-	135,816
	410,106	-	410,106
Shareholders’ equity
Share Capital	12,082,039	-	12,082,039
Warrants	245,518	-	245,518
Contributed Surplus (Note 2 (m))	9,270,884	-	9,270,884
Deficit (Note 2 (m))	(21,379,225)	-	(21,379,225)
		-
	219,216	-	219,216
	629,322	-	629,322

(23)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended July 31, 2011 and 2010
(Unaudited)
(Expressed in Canadian Dollars)

14.    Transition to IFRS (Cont’d)

The Canadian GAAP statement of financial position at July 31, 2010 has been reconciled to IFRS as follows:

		July 31, 2010
	Canadian GAAP	IFRS Adjustments	IFRS
Assets
Current
Cash	88	-	88
GST and interest receivable	8,341	-	8,341
Prepaid expenses	1,416	-	1,416
Due from related parties	23,581	-	23,581
Advances to equity accounted investee	678,545	-	678,545
	711,971	-	711,971
Equipment	2,731	-	2,731
	714,702	-	714,702
Liabilities
Current
Bank indebtedness	568	-	568
Accounts payable and accrued liabilities	72,108	-	72,108
Due to related parties	193,964	-	193,964
Income taxes payable	10,317	-	10,317
Share subscription payable	116,734	-	116,734
Convertible debenture	42,137	-	42,137
Deferred gain on property disposition	15,000	-	15,000
Financial instrument liability	98,071	-	98,071
	548,899	-	548,899
Shareholders’ equity
Share Capital	12,082,039	-	12,082,039
Equity component of convertible loan	8,485	-	8,485
Warrants	245,518	-	245,518
Contributed Surplus (Note 2 (m))	9,270,884	-	9,270,884
Deficit (Note 2 (m))	(21,441,123)	-	(21,441,123)
		-
	165,803	-	165,803
	714,702	-	714,702

(24)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended July 31, 2011 and 2010
(Unaudited)
(Expressed in Canadian Dollars)

14. Transition to IFRS (Cont’d)

The Canadian GAAP income statement and statement of comprehensive income for the three months ended July 31, 2010 have been reconciled to IFRS as follows:

	Three Months Ended July 31, 2010
	Canadian GAAP	IFRS Adjustments	IFRS
Expenses
Amortization	615	-	615
Interest	955	-	955
Shareholder communication	12,462	-	12,462
Consulting fees	3,787	-	3,787
Foreign exchange loss (gain)	541	-	541
Management and directors’ fees	13,050	-	13,050
Office expenses	5,763	-	5,763
Professional fees	16,168	-	16,168
Research and development	33,957	-	33,957
Rent and utilities	1,677	-	1,677
Transfer agent and filing fees	3,798	-	3,798
Wages and benefits	6,870	-	6,870
Loss before other items and income taxes	(99,643)	-	(99,643)
Other income (expense)
Unrealized gain (loss) on financial instrument liability	37,745	-	37,745
Net and comprehensive loss	(61,898)	-	(61,898)
Loss per share – basic and diluted	(0.00)	-	(0.00)
Weighted average number of common shares
outstanding – basic and diluted	28,369,856	-	28,369,856

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Reg Technologies Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended July 31, 2011 and 2010
(Unaudited)
(Expressed in Canadian Dollars)

14. Transition to IFRS (Cont’d)

The Canadian GAAP income statement and statement of comprehensive income for the year ended April 30, 2011 have been reconciled to IFRS as follows:

	Year Ended April 30, 2011
	Canadian GAAP	IFRS Adjustments	IFRS
Expenses
Amortization	2,128	-	2,128
Shareholder communication	41,106	-	41,106
Consulting fees	32,209	-	32,209
Foreign exchange loss (gain)	(27,048)	-	(27,048)
Interest expense	10,894	-	10,894
Management and directors’ fees	61,200	-	61,200
Mineral property maintenance costs	(7,254)	-	(7,254)
Office expenses	27,286	-	27,286
Professional fees	99,670	-	99,670
Research and development	107,700	-	107,700
Rent and utilities	15,680	-	15,680
Stock-based compensation	89,776	-	89,776
Transfer agent and filing fees	15,101	-	15,101
Travel and promotion	7,605	-	7,605
Wages and benefits	26,750	-	26,750
Loss before other items and income taxes	(502,803)	-	(502,803)
Other income (expense)
Gain on sale of investee’s shares	102,966	-	102,966
Net gain on expiration and modification of financial	126,404	-	126,404
instrument liability
Unrealized gain (loss) on financial instrument liability	5,872	-	5,872
Loss before income taxes	(267,561)	-	(267,561)
Income tax recovery (expense) – current	10,317	-	10,317
Net and comprehensive loss	(257,244)	-	(257,244)
Non-controlling interest	11,244	-	11,244
Net and comprehensive loss after non-controlling interest
	(246,000)	-	(246,000)
Loss per share – basic and diluted	(0.01)	-	(0.01)
Weighted average number of common shares outstanding
– basic and diluted	29,000,177	-	29,000,177

(26)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended July 31, 2011 and 2010
(Unaudited)
(Expressed in Canadian Dollars)

14.    Transition to IFRS (Cont’d)

The Canadian GAAP statement of financial position at April 30, 2011 has been reconciled to IFRS as follows:

		April 30, 2011
		IFRS
	Canadian GAAP	Adjustments	IFRS
Assets
Current
Cash	88,684	-	88,684
GST and interest receivable	14,926	-	14,926
Prepaid expenses	81,052	-	81,052
Due from related parties	8,490	-	8,490
Advances to equity accounted investee	865,607	-	865,607
	1,058,759	-	1,058,759
Equipment	2,169	-	2,169
Mineral Property	232,953	-	232,953
	1,293,881	-	1,293,881
Liabilities
Current
Accounts payable and accrued liabilities	105,912	-	105,912
Due to related parties	218,878	-	218,878
Convertible debt	19,368	-	19,368
Financial instrument liability	35,917	-	35,917
	380,075	-	380,075
Shareholders’ equity
Share Capital	12,372,889	-	12,372,889
Subscription received	289,200	-	289,200
Warrants	237,714	-	237,714
Contributed Surplus (Note 2 (m))	9,441,987	-	9,441,987
Equity component of convertible debt	8,485	-	8,485
Non-controlling interest	188,756	-	188,756
Deficit (Note 2 (m))	(21,625,225)	-	(21,625,225)
	913,806	-	913,806
	1,293,881	-	1,293,881

(27)